UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK

PURCHASE, SAVINGS AND SIMILAR PLANS
PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the fiscal year ended December 31, 2007

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                       to

Commission File Number: 001-10284

A.   Full title of the plan and the address of the plan, if different  from that of the issuer named below:

The Allied Irish Bank Capital Accumulation Retirement Plan and Trust
c/o Allied Irish Bank
450 Park Avenue
New York, New York 10022

B:   Name of issuer of the securities held  pursuant to the plan and the address of its principal executive office:

Allied Irish Banks, p.l.c.
Bankcentre
Ballsbridge
Dublin 4, Ireland

THE ALLIED IRISH BANK

CAPITAL ACCUMULATION RETIREMENT PLAN AND TRUST

Financial Statements and Supplemental Schedule

December 31, 2007 and 2006

(With Report of Independent Registered Public Accounting Firm Thereon)

16207

THE ALLIED IRISH BANK

CAPITAL ACCUMULATION RETIREMENT PLAN AND TRUST

* Schedules required by Form 5500, which are not applicable, have not been included.

Report of Independent Registered Public Accounting Firm

The Pension Committee of
The Allied Irish Bank Capital Accumulation Retirement Plan and Trust:

We have audited the accompanying statements of net assets available for plan benefits of The Allied Irish Bank Capital Accumulation Retirement Plan and Trust (the Plan) as of December 31, 2007 and 2006, and the related statements of changes in net assets available for plan benefits for the years then ended. These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements,  assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 2007 and 2006, and the changes in its net assets available for plan benefits for the years then ended, in conformity with the U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole.  The accompanying supplemental schedule H, line 4i – schedule of assets (held at end of year) as of December 31, 2007 is presented for purposes of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  This supplemental schedule is the responsibility of the Plan’s management.  The supplemental schedule has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

New York, New York
July 1, 2008

THE ALLIED IRISH BANK

CAPITAL ACCUMULATION RETIREMENT PLAN AND TRUST

Statements of Net Assets Available for Plan Benefits

December 31, 2007 and 2006

	2007	2006
Assets:
Investments, at fair value (note 3):
American Depository Receipts of Allied Irish Banks, p.l.c.	$1,153,542	1,055,827
Mutual funds	17,912,845	15,386,996
Common collective trust funds	5,726,514	5,521,791
Participant loans	157,103	229,699
Total investments	24,950,004	22,194,313
Contributions receivable	60,610
Net assets available at fair value	25,010,614	22,194,313
Adjustment from fair value to contract value for fully benefit-responsive investment contracts (note 1)	(18,824)	24,695
Net assets available for plan benefits	$24,991,790	22,219,008

See accompanying notes to financial statements.

THE ALLIED IRISH BANK

CAPITAL ACCUMULATION RETIREMENT PLAN AND TRUST

Statements of Changes in Net Assets Available for Plan Benefits

Years Ended December 31, 2007 and 2006

	2007	2006
Additions to net assets attributed to:
Investment income:
Net appreciation in fair value of investment (note 3)	$218,863	2,226,391
Interest	14,490	14,086
Dividends	1,351,537	907,782
Total investment income	1,584,890	3,148,259
Contributions:
Employer contributions	920,959	774,540
Participant contributions	1,725,194	1,847,232
Total contributions	2,646,153	2,621,772
Total additions	4,231,043	5,770,031
Deductions from net assets attributed to:
Benefits paid to participants	1,457,726	945,852
Administrative expenses	535	452
Total deductions	1,458,261	946,304
Net increase before transfer	2,772,782	4,823,727
Net assets available for plan benefits at:
Beginning of year	22,219,008	17,395,281
End of year	$24,991,790	22,219,008

See accompanying notes to financial statements.

THE ALLIED IRISH BANK
CAPITAL ACCUMULATION RETIREMENT PLAN AND TRUST

Notes to Financial Statements

December 31, 2007 and 2006

(1)                     Description of the Plan

The following brief description of The Allied Irish Bank Capital Accumulation Retirement Plan and Trust (the Plan) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

General

The Plan was established on January 24, 2003 as a spin-off from the Allfirst Financial Inc. Capital Accumulation Retirement Plan and Trust. The Plan is a defined contribution plan covering employees of Allied Irish Bank (the Bank), a subsidiary of Allied Irish Banks, p.l.c. (the Plan Sponsor) and that has covered certain of its affiliates located in the United States. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).

Eligibility

Employees of the Bank and its affiliates are immediately eligible to participate in the Plan upon completing or being scheduled to complete at least 1,000 hours of service during the twelve-month period beginning on the date of hire or during any Plan Year (January 1st through December 31st) that begins after the date of hire.

Contributions

Participants may authorize the Bank to reduce their pre-tax compensation each pay period by 1% to 40% and to contribute those amounts to the Plan, subject to the maximum dollar limitations of the Internal Revenue Code (generally $15,500 and $15,000 for 2007 and 2006, respectively). Catch-up contributions, which are in accordance with Section 414(v) of the Internal Revenue Code (IRC) are also permitted for participants who expect to reach or are over the age of 50 by the Plan year-end up to a maximum of $5,000 in 2007 and 2006, bringing those participants’ statutory maximum contribution limitation to $20,500 and $20,000 for 2007 and 2006, respectively. The Bank will make matching contributions to the Plan on behalf of each participant which are based on his or her contributions (excluding catch-up contributions) at a rate of 100% for the first 3% of compensation contributed, and 50% of the next 3%.  Eligible compensation is generally based upon W-2 wages, with add-backs for pre-tax deferrals to the Plan and any cafeteria plan or qualified transportation fringe benefit plan maintained by the Bank, and subtractions for reimbursements and other expense allowances (including under a non-accountable plan, as described in Treasury Regulation Section 1.62-2(c)), fringe benefits (cash and non-cash), moving expenses, deferred compensation and welfare benefits.

Rollover and Transfer Contributions

The Plan permits participants to have their interests in other qualified plans rolled over to the Plan or to make a rollover contribution into the Plan from a conduit individual retirement account, which holds amounts attributable solely to a rollover from another qualified plan. Such transfers or rollovers to the Plan may only be made with the approval of the Plan Administrator and do not affect any other contributions made by or on behalf of a participant.

(Continued)

THE ALLIED IRISH BANK
CAPITAL ACCUMULATION RETIREMENT PLAN AND TRUST

Notes to Financial Statements

December 31, 2007 and 2006

Investment Options

During 2007, participants may have directed contributions and the balance accumulated in their accounts among the following investment options:

Allied Irish Bank, plc. Stock Fund – This fund invests primarily in shares of the American Depository Receipts’(ADR’s) of Allied Irish Bank, p.l.c., the ultimate parent of the Bank.

T. Rowe Price Retirement 2005 Fund – This fund invests in a diversified portfolio consisting of about 55% stocks and 45% bonds as of December 31, 2007.

T. Rowe Price Retirement 2010 Fund – This fund invests in a diversified portfolio consisting of 63% stocks and 37% bonds as of December 31, 2007.

T. Rowe Price Retirement 2015 Fund – This fund invests in a diversified portfolio consisting of about 70% stocks and 30% bonds as of December 31, 2007.

T. Rowe Price Retirement 2020 Fund – This fund invests in a diversified portfolio consisting of 75% stocks and 25% bonds as of December 31, 2007.

T. Rowe Price Retirement 2025 Fund – This fund invests in a diversified portfolio consisting of about 82% stocks and 18% bonds as of December 31, 2007.

T. Rowe Price Retirement 2030 Fund – This fund invests in a diversified portfolio consisting of about 90% stocks and 10% bonds as of December 31, 2007.

T. Rowe Price Retirement 2035 Fund – This fund invests in a diversified portfolio consisting of about 90% stocks and 10% bonds as of December 31, 2007.

T. Rowe Price Retirement 2040 Fund – This fund invests in a diversified portfolio consisting of about 90% stocks and 10% bonds as of December 31, 2007.

T. Rowe Price Retirement Income Fund – This fund seeks the highest total return over time by emphasizing both capital growth and income. It invests in a diversified portfolio consisting of about 60% bonds and 40% stocks.

T. Rowe Price Extended Equity Market Index Fund – This fund seeks to match the total return of U.S. stocks not included in the S&P 500 Index. It invests in the small and medium-sized stocks that make up the Dow Jones Wilshire 4500 Completion Index. This fund involves more risk than a fund investing primarily in large, established companies. It may also be more volatile than a fund that can move in and out of the stock market in reaction to market conditions. This fund will impose a redemption fee of 0.5% on shares held for 90 days or less.

(Continued)

THE ALLIED IRISH BANK
CAPITAL ACCUMULATION RETIREMENT PLAN AND TRUST

Notes to Financial Statements

December 31, 2007 and 2006

T. Rowe Price Growth Stock Fund – This fund seeks long-term growth by investing primarily in well-established growth companies. It may be more volatile than a fund that invests in undervalued stocks. Some of its investments are overseas, so it is subject to the risks of international investing, including currency fluctuation.

T. Rowe Price Small-Cap Stock Fund – This fund seeks high long-term growth by investing in small companies.

Harbor International Fund – This fund seeks long-term total return, principally from growth of capital. The fund primarily invests in equity securities of foreign companies, including those in emerging market countries. Companies in the fund’s portfolio generally have market capitalizations in excess of $1 billion.

Artisan Mid Cap Fund – This fund seeks maximum long-term capital growth.

Lord Abbett Mid-Cap Value Fund – This fund invests in mid-sized companies. The fund utilized a bottom-up stock analysis approach to create a portfolio of 60-80 stocks between $500 million and $10 billion in market capitalization, which have the potential to produce superior investment returns over a 12- to 18-month time frame.

Royce Micro-Cap Fund – This fund seeks long-term growth of capital. The fund normally invests at least 80% of assets in the equities of micro-cap companies. It may invest the balance of assets in securities issued by larger companies and/or in nonconvertible preferred stocks and debt securities. At least 65% of these securities are issued by companies that have market capitalization of less than $400 million at the time of investment.

PIMCO Total Return Fund – This fund seeks total return consistent with preservation of capital. The fund normally invests at least 65% of assets in debt securities, including U.S. government securities, corporate bonds, and mortgage-related securities. It may invest up to 20% of assets in securities denominated in foreign currencies. The fund may invest up to 10% of assets in high-yield securities rated B or higher.

Vanguard Windsor II Fund – This fund seeks long-term growth of capital and current income is a secondary consideration. The fund invests primarily in undervalued stocks of medium and large companies, characterized by above-average dividend yields and below-average price/earnings ratios relative to the stock market.

T. Rowe Price Stable Value Fund – This trust seeks to preserve its principal investment and offers competitive income consistent with the preservation of principal. It invests in investment contracts issued by high-quality insurance companies and banks as rated by T. Rowe Price Associates, Inc.

T. Rowe Price Equity Index Trust – This trust seeks long-term growth. To the extent practical, it invests in the 500 stocks that make up the S&P 500® index. This trust may be more volatile than a fund that can move in and out of the stock market in reaction to market conditions.

(Continued)

THE ALLIED IRISH BANK
CAPITAL ACCUMULATION RETIREMENT PLAN AND TRUST

Notes to Financial Statements

December 31, 2007 and 2006

Participants Accounts

Each participant’s account is credited with the participant’s contributions and an allocation of the Bank’s (matching) contribution and Plan earnings and charged with an allocation of administrative expenses.  Allocations are based on participant earnings or account balances. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting

Participants are fully vested in their accrued benefits in all accounts, including employer matching accounts.

Participant Loans

Participants may borrow from their account balance up to a maximum equal to the lesser of $50,000 or 50% of the participant’s vested account balance limited by the highest loan balance in the last 12 months. Most loans must be repaid within five years. If the loan is made for the purpose of purchase or construction of the primary residence of the participant, then such loan may be repaid over a period more than five years. The loans are secured by the balance in the participant’s account and bear interest at a fixed rate determined at the time of borrowing and fixed for the life of the loan.

Payment of Benefits

Benefit payments begin at the participant’s election after he or she ceases to be an employee due to disability, retirement, or other termination of employment or death. Under the Plan’s provisions, withdrawals of funds other than at disability, retirement, or other termination of employment or death will be permitted subject to certain limitations, as defined. Participants may elect to receive benefits from several options available as set forth in the Plan.

Administrative Expenses

All administrative expenses of the Plan are paid by the Bank, except expenses directly related to the management of each fund (such as investment management fees, commissions, and other transaction costs) which are charged against the assets of the total applicable fund to which such expenses directly relate.

(2)                     Summary of Accounting Policies

Basis of Presentation

The accompanying financial statements of the Plan have been prepared on the accrual method of accounting.

(Continued)

THE ALLIED IRISH BANK
CAPITAL ACCUMULATION RETIREMENT PLAN AND TRUST

Notes to Financial Statements

December 31, 2007 and 2006

Recent Accounting Pronouncements

In September 2006, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 157, Fair Value Measurements (“FAS 157”).  FAS 157 defines fair value and establishes a framework for measuring fair value.  FAS 157 applies to other pronouncements that require or permit fair value, however, it does not require any new fair value measurements.  FAS 157 is effective for fiscal years beginning after November 15, 2007.  The Company does not expect the provisions of FAS 157 to have a material effect on the Plan’s financial statements.

On January 1, 2007, the Plan adopted FASB Interpretations (FIN) No. 48, Accounting for Uncertainty in Income Taxes (“FIN 48”).  FIN 48 provides guidance for how uncertain tax positions should be recognized, measured, presented and disclosed in the financial statements.  FIN 48 requires evaluation of tax positions taken or expected to be taken to determine whether the tax positions will “more likely than not” be sustained by the applicable tax authority.  The adoption of FIN 48 did not have an impact on the Plan’s financial statements.

The provisions of the Financial Accounting Standards Board Staff Position entitled, FSP AAG INV-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (the “FSP”) became effective for plan years ending after December 15, 2006.  This FSP requires that investment contracts held by a defined contribution plan be reported at fair value.  The Plan’s common collective trust fund (the “Trust”) holds investment contracts that are all deemed to be fully benefit-responsive as of December 31, 2007 and 2006.  Although the FSP requires the Trust to be reported at fair value, contract value is the relevant measurement attribute.  Contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan.  As required by the FSP, the Statements of Net Assets Available for Plan Benefits presents the fair value of the common collective trust fund as well the amount necessary to adjust this fair value to contract value.  The adoption of this FSP had no impact on the Plan’s net assets available for plan benefits as of December 31, 2007 or 2006.  As permitted by the FSP, the Statement of Changes in Net Assets Available for Plan Benefits is prepared on a contract value basis.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management of the Plan to make estimates and assumptions that affect the reported amounts of assets, liabilities and changes therein and the disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates and assumptions.

(Continued)

THE ALLIED IRISH BANK
CAPITAL ACCUMULATION RETIREMENT PLAN AND TRUST

Notes to Financial Statements

December 31, 2007 and 2006

Investment Valuation and Income Recognition

The Plan’s investments are stated at fair value. ADR’s of Allied Irish Banks, p.l.c. common stock are valued using quoted market prices from national exchanges.  Investments in common collective trust funds and mutual funds are shown at the Plan’s proportionate share of the fair value of such funds. Shares of mutual funds are valued at quoted market price.  Participant loans are valued at cost, which approximates fair value.

The common collective trust fund (the Trust) is stated at fair value and adjusted to contract value as reported to the Plan by T. Rowe Price.  Contract value represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses.  Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value.

The Trust’s one-year total return was 4.47% for 2007 and 4.19% for 2006.  The thirty-day effective yield, also known as the crediting interest rate, was 4.57% at December 31, 2007 and 4.29% at December 31, 2006.  Both the one-year total return and the thirty-day effective yield for 2007 and 2006 are net of the annual trustee fee of 0.45%.  The crediting interest rate is calculated on a daily basis.  There are no reserves against contract value for credit risk of the contract issuer or otherwise.

The existence of certain conditions can limit the Trust’s ability to transact at contract value with the issuers of its investment contracts.  Specifically, any event outside the normal operation of the Trust that causes a withdrawal from an investment contract may result in a negative market value adjustment with respect to such withdrawal.  Examples of such events include, but are not limited to, partial or complete legal termination of the Trust or a unitholder, tax disqualification of the Trust or a unitholder, and certain Trust amendments if issuers’ consent is not obtained.  As of December 31, 2007, the occurrence of an event outside the normal operation of the Trust that would cause a withdrawal from an investment contract is not considered to be probable.  To the extent a unitholder suffers a tax disqualification or legal termination event, under normal circumstances it is anticipated that liquid assets would be available to satisfy the redemption of such unitholder’s interest in the Trust without the need to access investment contracts.

Purchases and sales of securities are recorded on a trade date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Payment of Benefits

Benefits are recorded when paid.

(Continued)

THE ALLIED IRISH BANK
CAPITAL ACCUMULATION RETIREMENT PLAN AND TRUST

Notes to Financial Statements

December 31, 2007 and 2006

(3)                     Investments

The following presents investments that represent 5% or more of the Plan’s net assets as of December 31, 2007 and 2006:

	2007	2006
Mutual Funds:
T. Rowe Price Retirement 2010 Fund	$1,419,736	$1,414,843
T. Rowe Price Retirement 2030 Fund	1,702,476	1,508,571
T. Rowe Price Growth Stock Fund	1,468,208	1,278,570
T. Rowe Price Small-Cap Stock Fund	1,392,425	1,505,728
Harbor International Fund	4,816,047	3,732,713
Vanguard Windsor II Fund	2,608,564	2,674,816

Common Collective Trust Funds:
T. Rowe Price Stable Value Fund	3,184,905	2,905,379
T. Rowe Price Equity Index Trust	2,541,609	2,641,107

American Depository Receipts of Allied Irish Banks, p.l.c.	*	1,055,827

* less than 5% at end of 2007 year

For the years ended December 31, 2007 and 2006, the Plan’s investments (including gains or losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows:

	2007	2006
ADR’s of Allied Irish Banks, p.l.c.	$(276,969)	305,353
Common collective trust funds	144,328	366,395
Mutual funds	351,504	1,554,643
Net appreciation in fair value	$218,863	2,226,391

(4)                     Risks and Uncertainties

The Plan offers a number of investment options consisting of ADR’s of Allied Irish Banks, p.l.c. and a variety of investment funds, some of which are common collective trust funds and mutual funds.  The investment funds include U.S. equities, international equities, and fixed income securities.  Investment securities, in general, are exposed to various risks, such as interest, credit, and overall market volatility risk.  Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for plan benefits and participant account balances.

(Continued)

THE ALLIED IRISH BANK
CAPITAL ACCUMULATION RETIREMENT PLAN AND TRUST

Notes to Financial Statements

December 31, 2007 and 2006

The Plan’s exposure to a concentration of credit risk is limited by the diversification of investments across various participant-directed fund elections.  Additionally, the investments within each participant-directed fund election are further diversified into varied financial instruments, with the exception of the common stock fund of the Plan Sponsor, which primarily invests in ADR’s of Allied Irish Banks, p.l.c.

The plan invests directly or indirectly in securities with contractual cash flows, such as asset backed securities, collateralized mortgage obligations and commercial mortgage backed securities, including securities backed by subprime mortgage loans. The value, liquidity and related income of these securities are sensitive to changes in economic conditions, including real estate value, delinquencies or defaults, or both, and may be adversely affected by shifts in the market’s perception of the issuers and changes in interest rates.

(5)                     Related Party Transactions (Parties-in-Interest)

Certain Plan investments are shares of ADR’s of Allied Irish Banks, p.l.c.  Allied Irish Banks, p.l.c. is the Plan Sponsor and the ultimate Parent of the Bank.

Certain investments of the Plan are shares of funds managed by T. Rowe Price. T. Rowe Price Trust Company is the recordkeeper and a trustee as defined by the Plan, and therefore, these transactions qualify as party-in-interest transactions.

(6)                     Income Tax Status

The Internal Revenue Service has determined and informed the Bank by a letter dated November 2, 2007, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC). The Plan Administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

During 2007, the Bank discovered administrative errors relating to the calculation of pre-tax deferrals and matching contributions during the 2003 through 2007 Plan Years. The Bank has taken appropriate corrective action with respect to such errors pursuant to the IRS’s Employee Plans Compliance Resolution System (EPCRS) Program, resulting in additional allocations being made to the accounts of affected participants, approximating $60,610, in January, February, and March 2008. The Bank intends to seek IRS approval of the correction under EPCRS, which approval, if granted, will result in a compliance statement being issued to the effect that the IRS will not treat the Plan as failing to satisfy the applicable requirements of the IRC on account of the errors described in the compliance statement if the conditions of the compliance statement are satisfied. The Bank will bear any fees, penalties, or expenses associated with the correction.

(7)                     Plan Termination

Although it has not expressed any intention to do so, the Plan Sponsor has the right under the Plan to amend or discontinue its contributions at any time and to amend or terminate the Plan subject to the provisions of ERISA.

(Continued)

THE ALLIED IRISH BANK
CAPITAL ACCUMULATION RETIREMENT PLAN AND TRUST

Notes to Financial Statements

December 31, 2007 and 2006

(8)                     Reconciliation of Financial Statement to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

	December 31,
	2007	2006
Net assets available for benefits per the financial statement	$24,991,790	22,219,008
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	18,824	(24,695)
Net assets available for benefits per the Form 5500	$25,010,614	22,194,313

The following is a reconciliation of investment income per the financial statements to the Form 5500:

	December 31,
	2007	2006
Total investment income per the financial statements	$1,584,890	3,148,259
Adjustment from fair value to contract value for fully benefit-responsive investment contracts for year ended December 31, 2006	24,695	(24,695)
Adjustment from fair value to contract value for fully benefit-responsive investment contracts for year ended December 31, 2007	(18,824)	—
Total investment income per the Form 5500	$1,590,761	3,123,564

Supplemental Schedule

THE ALLIED IRISH BANK

CAPITAL ACCUMULATION RETIREMENT PLAN AND TRUST

Schedule H, Line 4i – Schedule of Assets (Held At End of Year)

December 31, 2007

Identity of issue		Description of investment	Number of Shares/Units	Current Value

*	American Depository Receipts of Allied Irish Banks, p.l.c.	Common stock equivalents	25,110	$1,153,542

*	T. Rowe Price Retirement 2005 Fund	Mutual fund	49,488	583,460
*	T. Rowe Price Retirement 2010 Fund	Mutual fund	87,584	1,419,736
*	T. Rowe Price Retirement 2015 Fund	Mutual fund	52,978	670,172
*	T. Rowe Price Retirement 2020 Fund	Mutual fund	6,450	114,425
*	T. Rowe Price Retirement 2025 Fund	Mutual fund	24,756	326,279
*	T. Rowe Price Retirement 2030 Fund	Mutual fund	89,369	1,702,476
*	T. Rowe Price Retirement 2035 Fund	Mutual fund	47,433	640,821
*	T. Rowe Price Retirement 2040 Fund	Mutual fund	14,084	270,408
*	T. Rowe Price Retirement Income Fund	Mutual fund	6,856	91,180
*	T. Rowe Price Extended Equity Market Index Fund	Mutual fund	6,022	96,043
*	T. Rowe Price Growth Stock Fund	Mutual fund	43,619	1,468,208
*	T. Rowe Price Small-Cap Stock Fund	Mutual fund	45,819	1,392,425
	Harbor International Fund	Mutual fund	67,489	4,816,047
	Artisan Mid Cap Fund	Mutual fund	9,512	294,315
	Lord Abbett Mid-Cap Value Fund	Mutual fund	14,022	260,389
	Royce Micro-Cap Fund	Mutual fund	15,952	250,769
	Pimco Total Return Fund	Mutual fund	84,858	907,127
	Vanguard Windsor II Fund	Mutual fund	83,447	2,608,565
				17,912,845

*	T. Rowe Price Stable Value Fund	Common trust fund	3,166,081	3,184,905
*	T. Rowe Price Equity Index Trust	Common trust fund	58,227	2,541,609
				5,726,514

*	Participant Loans	20 loans to participants with interest rates of 5.00% to 8.25% with maturities up to 30 years		157,103
				$24,950,004

* Parties-in-interest as defined by ERISA.

See accompanying report of independent registered public accounting firm.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

The Allied Irish Bank Capital Accumulation
Retirement Plan and Trust

Date: July 10, 2008	By:	/s/ David P. Caulfield

Title: Senior Vice President and Director of Human Resources

INDEX OF EXHIBITS

Exhibit No.	Description	Reference

23.1	Consent of KPMG	Filed herewith